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                              June 29, 2021

       Michael Lawson
       Chief Executive Officer
       UAV Corp.
       115 County Road 381
       Wewahitchka, FL 32465

                                                        Re: UAV Corp.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed June 23, 2021
                                                            File No. 024-11456

       Dear Mr. Lawson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Offering Statement on Form 1-A

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       19

   1. Please revise to ensure your discussion of operating results and liquidity is consistent with the financial
information and the periods presented in your financial statements. Our observations include
but are not limited to the following:
                                                            You disclose on
page 19 that you recorded gain from operations in 2020 and 2019.
                                                             However, your
disclosure on page F-3 indicates that you incurred loss from operations during
these periods;
                                                            It is not clear
based on your disclosure on page 19 what $38,542 and $99,966 represent;
                                                            Your discussion of
2020 and 2018 Non-Operating Income (Expense) is not consistent
 Michael Lawson
UAV Corp.
June 29, 2021
Page 2
           with the periods presented on page F-3; and
             Your disclosure on page 20 indicates that you received cash from financing activities for the three months ended March 31, 2021 while your disclosure on page F-19 indicates that net cash was used in financing activities for that period.


        You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Lawson
                                                           Division of
Corporation Finance
Comapany NameUAV Corp.
                                                           Office of
Manufacturing
June 29, 2021 Page 2
cc:       William R. Eilers
FirstName LastName